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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8 - 67193

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/07___ AND ENDING ___12/31/07___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Falconbridge Capital Markets, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___4975 Preston Park Blvd., #695W___
(No. and Street)

___Plano___   ___Texas___   ___75093___
(City)   (State)   (Zip Code)

OFFICIAL USE ONLY

FIRM ID. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Phillip V. George, PLLC___
(Name – if individual, state last, first, middle name)

___2300 Honey Locust Drive___   ___Irving___   ___Texas___   ___75063___
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, ___Bennett S. Cole_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Falconbridge Capital Markets, LLC_____, as of ___December 31_____, 20___07____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____NONE_____

_____

_____

MARSHA PEARSON
Notary Public, State of Texas
My Commission Expires
May 18, 2008

Signature

PRESIDENT

Title

Notary Public

This report** contains (check all applicable boxes):
- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FALCONBRIDGE CAPITAL MARKETS, LLC

FINANCIAL REPORT

DECEMBER 31, 2007

CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Members
Falconbridge Capital Markets, LLC

We have audited the accompanying statement of financial condition of Falconbridge Capital Markets, LLC as of December 31, 2007, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Falconbridge Capital Markets, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
January 10, 2008

FALCONBRIDGE CAPITAL MARKETS, LLC
Statement of Financial Condition
December 31, 2007

ASSETS

Cash	$ 124,648
Property and equipment, net	24,482
Other assets	50
TOTAL ASSETS	**$ 149,180**

LIABILITIES AND MEMBERS' EQUITY

Liabilities	$ -
Members' Equity	149,180
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$ 149,180**

FALCONBRIDGE CAPITAL MARKETS, LLC
Statement of Income
Year Ended December 31, 2007

Revenue

Consulting revenue	$ 33,919
Investment banking fees	337,500
Other revenue	39,718
TOTAL REVENUE	411,137

Expenses

Compensation and related cost	369,276
Occupancy and equipment	40,195
Travel and entertainment	7,911
Communications	11,249
Regulatory expense	4,548
Publications	4,076
Other expenses	5,045
TOTAL EXPENSES	442,300
NET LOSS	$ (31,163)

See notes to financial statements.   3

FALCONBRIDGE CAPITAL MARKETS, LLC
Statement of Changes in Members' Equity
Year Ended December 31, 2007

Members' equity, December 31, 2006	$ 180,343
Net loss	(31,163)
Members' equity, December 31, 2007	$ 149,180

FALCONBRIDGE CAPITAL MARKETS, LLC
Statement of Cash Flows
Year Ended December 31, 2007

Cash flows from operating activities:	
Net loss	$ (31,163)
Adjustments to reconcile net loss to	
net cash used in operating activities:	
Depreciation	6,970
Change in assets and liabilities	
Decrease in prepaid expenses	1,334
Decrease in accounts payable and accrued expenses	(1,352)
Net cash used in operating activities	(24,211)
Cash flows from investing activities:	
Asset acquisitions	(384)
Net cash used in investing activities	(384)
Net decrease in cash	(24,595)
Cash at beginning of period	149,243
CASH AT END OF PERIOD	$ 124,648

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the period for interest or income taxes.

FALCONBRIDGE CAPITAL MARKETS, LLC
Notes to Financial Statements

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies</u>

Nature of Business:

Falconbridge Capital Markets, LLC (Company) was organized in August 2005 as a Texas limited liability company. The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's customers are primarily corporations and financial institutions located throughout the United States.

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but will limit its business to the selling of tax shelters or limited partnerships in primary distributions, private placement securities, and merger and acquisition services. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

<u>Use of Estimates</u>

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Property and Equipment</u>

Property and equipment is carried at cost less accumulated depreciation. Depreciation is provided for using the straight-line method over the estimated useful lives of three to seven years.

<u>Income Taxes</u>

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with their ownership interest in the Company.

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies (continued)</u>

<u>Revenue Recognition</u>

The Company recognizes consulting revenue and investment banking fees when earned under the respective agreements.

Note 2 - <u>Net Capital Requirements</u>

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital and net capital requirements of $124,648 and $5,000, respectively. The Company's net capital ratio was zero to 1.

Note 3 - <u>Property and Equipment</u>

Property and equipment is recorded at cost less accumulated depreciation and consists of the following:

Computer equipment	$ 14,321
Furniture and fixtures	21,214
Software	3,410
	38,945
Accumulated depreciation	(14,463)
	$ 24,482

Depreciation expense for the year was $6,970 and is reflected in the accompanying statement of income in occupancy and equipment costs.

Note 4 - <u>Commitments</u>

The Company leases office space under a noncancelable operating lease expiring in December 2008. Future minimum lease payments for each of the years ending December 31 are as follows:

2008	$ 32,386
Thereafter	-
	$ 32,386

Office rent expense for the year was $31,289 and is reflected in the accompanying statement of income in occupancy and equipment costs.

Note 5 - Concentration of Revenue and Credit Risk

The majority member generated substantially all of the Company's revenue for the year.

The Company earned $285,000, or approximately 69%, of its total revenues from one customer during the year.

Cash held at a one financial institution exceeded the federally insured limit by $24,648 at December 31, 2007; however, this at risk amount is subject to significant fluctuations on a daily basis throughout the year.

Schedule I

FALCONBRIDGE CAPITAL MARKETS, LLC
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
December 31, 2007

Total members' equity qualified for net capital	$ 149,180
Deductions and/or charges	
Non-allowable assets:	
Other assets	50
Property and equipment, net	24,482
Total deductions and/or charges	24,532
Net Capital	**$ 124,648**
Aggregate Indebtedness	$ -
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or	
6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 119,648
Ratio of aggregate indebtedness to net capital	0 to 1

Note: The above computation does not differ from the computation of net capital
under Rule 15c3-1 as of December 31, 2007 as filed by Falconbridge Capital Markets, LLC
on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

**INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY
SEC RULE 17A-5(G)(1)**

To the Members
Falconbridge Capital Markets, LLC

In planning and performing our audit of the financial statements of Falconbridge Capital Markets, LLC (the Company), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

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Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PHILLIP V. GEORGE, PLLC

Irving, Texas
January 10, 2008

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